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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (Amendment No. 4)
                                (FINAL AMENDMENT)

                                 --------------

                                    COHR Inc.
                              (Name of the Issuer)

                           TCF Acquisition Corporation
                           Three Cities Fund II, L.P.
                          Three Cities Offshore II C.V.
                       (Name of Persons Filing Statement)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                            192567105 - Common Stock
                      (CUSIP Number of Class of Securities)

                                J. William Uhrig
                           TCF Acquisition Corporation
                         c/o Three Cities Research, Inc.
                               650 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 605-3217
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

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                                 with a copy to:
                            David W. Bernstein, Esq.
                               Rogers & Wells LLP
                                 200 Park Avenue
                          New York, New York 10166-0153
                            Telephone: (212) 878-8342

      This statement is filed in connection with (check the appropriate box):

      a.  |_|     The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation  14C, or Rule
                  13e-3(c) under the Securities Exchange Act of 1934

      b.  |_|     The filing of a registration  statement under the Securities
                  Exchange Act of 1933.

      c.  |X|     A tender offer.

      d.  |_|     None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |_|

                            Calculation of Filing Fee
            ----------------------------------------------------------
            Transaction Value - $21,760,466(1)  Filing Fee - $4,352.09
            ----------------------------------------------------------

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:    $4,352.09                Filing parties:   TCF Acquisition Corporation
                                                                      Three Cities Fund II, L.P.
                                                                      Three Cities Offshore
Form or registration no.:  14D-1                    Date filed:       January 4, 1999.
                           Combined 14D-1 and 13D                     February 5, 1999

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(1) Transaction Value based upon the tender of the 3,347,764 shares of COHR Inc.
    Common Stock not owned by the TCF Acquisition Corporation, Three Cities Fund II, L.P. and Three Cities Offshore II C.V. at $6.50 per share.
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      This Statement constitutes the final Amendment to the Rule 13E-3
Transaction Statement on Schedule 13E-3 originally filed with the Securities and Exchange Commission (the "Commission") on January 4, 1999, as amended by Amendment No. 1 filed on February 5, 1999, Amendment No. 2 filed on February 19, 1999, and Amendment No. 3 filed on February 22, 1999 (the "Schedule 13E-3"), by TCF Acquisition Corporation, a Delaware corporation, Three Cities Fund II, L.P., a Delaware limited partnership, and Three Cities Offshore II C.V., a Netherlands Antilles partnership.

Item 3. Past Contacts, Transactions or Negotiations.

      (b) On February 26, 1999, Three Cities Fund II, L.P. and Three Cities Offshore II C.V. sold 3,085,425 Shares (without the claims and rights against COHR Inc., its directors, officers, agents, employees, underwriters, accountants, attorneys or other persons, or otherwise as a stockholder of COHR Inc. during the relevant time period, in five lawsuits which are pending against COHR Inc., or in any other action, suit or proceeding relating to the alleged acts or occurrences which are the subject of any of those five lawsuits, which Three Cities Fund II, L.P. and Three Cities Offshore II C.V. acquired from the sellers of the Shares when Three Cities Fund II, L.P. and Three Cities Offshore II C.V. acquired the Shares or which have arisen since Three Cities Fund II, L.P. and Three Cities Offshore II C.V. acquired the Shares) to the Purchaser for $3.92 per Share. As payment for the Shares, the Purchaser issued to each of Three Cities Fund II, L.P. and Three Cities Offshore II C.V. a 12% Subordinated Demand Note, in the principal amounts of $4,499,397.85 and $7,583,126.45, respectively.

Item 10. Interest in Securities of the Issuer.

      (a)-(b) The Offer expired pursuant to its terms at 12:00 midnight, New York City time, on Thursday, February 25, 1999. Based on information provided by the Depositary, a total of 2,953,083 Shares, representing approximately 45.9% of the outstanding Shares, were tendered and not withdrawn pursuant to the Offer. TCF Acquisition Corporation has accepted all of those Shares for payment pursuant to the Offer.

     As a result of the transactions described in this Amendment, including TCF Acquisition Corporation's purchase of Shares pursuant to the Offer, TCF Acquisition Corporation owns 6,038,508 shares of COHR Inc. common stock, 93.9% of the outstanding shares of COHR Inc. common stock.

Item 17. Material to be Filed as Exhibits.

      (g) (7) Text of press release issued on February 26, 1999.(1)

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(1) Incorporated by reference to Amendment No. 4 to the 13-D/Amendment No. 5 to the 14D-1 filed by TCF Acquisition Corporation, Three Cities Fund II, L.P. and Three Cities Offshore II C.V. on February 26, 1999.
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SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 1999.


                              TCF ACQUISITION CORPORATION


                              By:   /s/  J. William Uhrig*
                                    -------------------------------------------
                                    J. William Uhrig
                                    President


                              THREE CITIES FUND II, L.P.

                              By:   TCR Associates, L.P.,
                                    its general partner

                                    By:   Three Cities Research, Inc.,
                                          its general partner


                                          By:   /s/  Willem de Vogel*
                                                -------------------------------
                                                Willem de Vogel
                                                President


                              THREE CITIES OFFSHORE II C.V.

                              By:   TCR Offshore Associates, L.P.,
                                    its general partner

                                    By:   Three Cities Associates, N.V.,
                                          its general partner


                                          By:   /s/  J. William Uhrig
                                                -------------------------------
                                                J. William Uhrig
                                                Sole Stockholder


                              *By:  /s/  David W. Bernstein
                                    -------------------------------------------
                                    David W. Bernstein
                                    Attorney-in-Fact